SEC 06005076 OMMISSION

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PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 – 50175 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Acorn Overseas Securities Co.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue, 30th Floor
(No. And Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Fischer (212) 303-4330
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, Aaron Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acorn Overseas Securities Co., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEMARY G. LOMBARD
Notary Public, State of New York
No. [illegible]
Qualified in New York County
Commission Expires March 25, 2007

Notary Public

Signature

Financial and Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

*Certified Public Accountants*

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Acorn Overseas Securities Co.

We have audited the accompanying statement of financial condition of Acorn Overseas Securities Co. as of December 31, 2005, and the related statements of income, cash flows and changes in Shareholders' equity for the year ended then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acorn Overseas Securities Co. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 & 14 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates LLP

New York, New York
February 22, 2006

ACORN OVERSEAS SECURITIES CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

## ASSETS

| | |
|---|---|
| Receivable from brokers | $ 1,741,903 |
| Securities owned: | |
| Marketable, at market value | 5,975,405 |
| Not readily marketable, at fair value | 2,483,158 |
| Derivative contracts owned, at fair value | 54,165 |
| Accrued dividends and interest receivable | 35,174 |
| Other assets | 344,552 |
| TOTAL ASSETS | $ 10,634,357 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Securities sold, not yet purchased, at market value | 1,387,576 |
| Incentive and management fees payable | 360,105 |
| Accounts payable and accrued expenses | 144,174 |
| TOTAL LIABILITIES | 1,891,855 |
| Shareholders' equity: | |
| Common stock, $.10 par value, authorized 500,000 shares, 150 shares issued and outstanding | 15 |
| Additional paid in capital | 16,661,977 |
| Accumulated deficit | (7,919,490) |
| Shareholders' equity | 8,742,502 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $10,634,357 |

The accompanying notes are an integral part of these financial statements.

# ACORN OVERSEAS SECURITIES CO.
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Revenue: | |
| Net trading gains | $ 1,004,957 |
| Interest | 231,275 |
| Dividends | 115,378 |
| Other | 1,303 |
| TOTAL REVENUE | 1,352,913 |
| Expenses: | |
| Interest | 202,849 |
| Dividends | 72,922 |
| Management fees | 174,375 |
| Incentive fees | 185,698 |
| Professional fees | 24,197 |
| TOTAL EXPENSES | 660,041 |
| NET INCOME | $ 692,872 |

The accompanying notes are an integral part of these financial statements.

ACORN OVERSEAS SECURITIES CO.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

| | Common Stock $0.10 Par Value (500,000 Shares Authorized, 150 Shares Issued and Outstanding) | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance, December 31, 2004 | $ 15 | $ 15,161,977 | $ (8,612,361) | $ 6,549,631 |
| Contributions | - | 1,500,000 | - | 1,500,000 |
| Net income | - | - | 692,871 | 692,871 |
| Balance, December 31, 2005 | $ 15 | $ 16,661,977 | $ (7,919,490) | $ 8,742,502 |

The accompanying notes are an integral part of these financial statements.

ACORN OVERSEAS SECURITIES CO.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net income | | $ 692,871 |
| Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities: | | |
| (Increase) decrease in assets: | | |
| Receivable from brokers | $ 862,641 | |
| Investments owned | 1,485,047 | |
| Derivative contracts | 437,079 | |
| Dividends and interest receivable | 4,465 | |
| Other assets | (344,551) | |
| (Decrease) increase in liabilities: | | |
| Payable to brokers | (2,129,316) | |
| Securities sold, short | (1,626,185) | |
| Incentive and management fees payable | (125,665) | |
| Accounts payable and accrued expenses | (756,386) | |
| Total adjustments | | (2,192,871) |
| Net cash used in operating activities | | (1,500,000) |
| Cash Flows from Financing Activities: | | |
| Capital Contributions | | 1,500,000 |
| Net Cash Provided by Financing Activities | | 1,500,000 |
| Net Increase in cash | | - |
| Cash, beginning of year | | - |
| Cash, end of year | | $ - |

The accompanying notes are an integral part of these financial statements.

## NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

### Organization and Basis of Presentation

Acorn Overseas Securities Co. (the "Company") is an exempted company incorporated on February 21, 1997 in the Cayman Islands with limited liability and it commenced operations as a broker and dealer on August 1, 1997.

The Company is registered as a broker and dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

Securities Transactions and related revenues and expenses are recorded in the financial statements on a trade date basis.

### Basis of Accounting

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars.

### Valuation of Investments

Investments owned, securities sold, not yet purchased, and derivative contracts are stated at market or fair value with related changes in unrealized appreciation or depreciation reflected in net trading gains. Market value is generally based on quoted prices or broker or dealer quotations. In the absence of readily discernible market values, the Company carries its investments at their fair values. However, because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market for the investments existed, and the differences could be material.

### Dividends and Interest

Dividends are recorded as of the ex-dividend date. Interest is accounted for on the accrual basis.

NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The financial statements do not include a provision for U.S. income taxes because the Company is not considered to be engaged in a trade or business within the United States as a result of its trading activities for its own account. The Cayman Islands currently has no income or capital gains tax.

Derivative Contracts

Derivative contracts include options, warrants, foreign currency forward contracts and swaps, and are recorded at market or fair value. In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure investments to economically match the investment objectives of the Company.

Market values are determined by using quoted market prices when available; otherwise, fair values are based on dealer quotations.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which may qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

NOTE 2. INVESTMENTS OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Investments owned and securities sold, not yet purchased, at market or fair value at December 31, 2005 are:

| | Investments Owned | Securities Sold, Not Yet Purchased |
|---|---|---|
| Common, preferred and other | $ 5,213,462 | $ 1,280,384 |
| Corporate debt | 746,653 | 60,515 |
| Government debt | 15,290 | 46,677 |
| Total Marketable | 5,975,405 | 1,387,576 |
| Not readily marketable | 2,483,158 | - |
| | $ 8,458,563 | $ 1,387,576 |

Securities sold, not yet purchased represent obligations of the company to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations. Not readily marketable securities are mostly corporate debt securities. All investments owned are pledged to the clearing brokers on terms which permit those parties to sell or pledge the securities to others subject to certain limitations.

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. These financial instruments included securities sold, not yet purchased, foreign currency forward contracts, options written and equity swap agreements. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the underlying financial instruments may be in excess of the amounts recognized in the statement of financial condition.

NOTE 3 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

The Company is engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability on the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value.

The following table reflects the fair value of the Company's outstanding derivative financial instruments at December 31, 2005.

| | Fair Value at December 31, 2005 | |
|---|---|---|
| | Assets | Liabilities |
| Swap contracts | $ 54,165 | $ - |
| | $ 54,165 | $ - |

All option contracts are exchange traded. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

NOTE 4. RECEIVABLE FROM BROKERS

All security transactions of the Company are cleared by major securities firms, which are primarily located in the New York Metropolitan area. At December 31, 2005, the majority of receivable from brokers, investments owned and securities sold, not yet purchased are positions with and amounts due from these brokers.

## NOTE 5. INVESTMENT MANAGERS

The Company has engaged investment managers to manage its assets. At the end of each fiscal year, certain investment managers receive an incentive fee of 20% based upon their earnings. Some investment managers are also entitled to receive a specified management fee of approximately 2% of net assets per annum.

## NOTE 6. NET CAPTIAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2005, the Company had excess net capital of $3,760,025 after giving effect to a net capital requirement of $100,000.

# SUPPLEMENTAL INFORMATION

# ACORN OVERSEAS SECURITIES CO.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2005

| | | |
|---|---|---|
| CREDITS | | |
| Total Shareholders' Equity | | $ 8,742,502 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Not readily marketable securities | $ 2,483,158 | |
| Other assets | 813,698 | |
| | | 3,296,856 |
| Net capital before haircuts on securities positions | | 5,445,646 |
| Haircuts on securities: | | |
| Securities | 1,220,420 | |
| Options | 233,303 | |
| Debt securities | 131,898 | |
| | | 1,585,621 |
| Net Capital | | $ 3,860,025 |
| Aggregate Indebtedness: | | |
| Accounts payable and accrued expenses | 144,174 | |
| Other liabilities | 360,105 | |
| | 504,279 | |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | |
| Minimum required net capital (6-2/3% of aggregate indebtedness or 100,000, whichever is greater) | | $ 100,000 |
| Excess of net capital over minimum required | | $ 3,760,025 |
| Ratio of aggregate indebtedness to net capital | | 13 % |

There were no material differences between the audited Computation of Net Capital Included in this report and the corresponding schedule in the Company's amended Form X-17a-5 Part II filing.

ACORN OVERSEAS SECURITIES CO.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2005

The Company does not effect transactions for anyone defined as a customer as defined under Rule 15C3-3. Accordingly, there are no items to report under the requirements of this Rule.

# SUPPLEMENTARY REPORT
# OF INDEPENDENT AUDITORS

FULVIO & ASSOCIATES, L.L.P.
JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
*Certified Public Accountants*
60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of
Acorn Overseas Securities Co.:

In planning and performing our audit of the financial statements and supplemental schedules of Acorn Overseas Securities Co. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Acorn Overseas Securities Co. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates LLP

New York, New York
February 25, 2006